SAMSON OIL & GAS PAYS OFF DEBT FACILITY, ADVISES ON OPERATIONS

Denver 1800 hours May 31St, Perth 0800 hours June 1st 2011

DEBT FACILITY

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has fully repaid its debt facility today. After this final repayment of the facility, which once stood at US$21 million, Samson no longer has any debt on its balance sheet, and its current cash balance is approximately US$61.2 million.  Samson holds its cash and cash equivalents in three US dollar denominated bank accounts ($54.8 million) and one Australian dollar denominated account (A$6.0 million).

EVERETT #1-15H (31% WORKING INTEREST)

The Everett #1-15H well has reached a total measured depth of 17,350 feet, as planned, and is currently conditioning the hole prior to running the 4 1/2 inch production liner. This liner will enable a 20 stage fracture stimulation to be undertaken. Oil and gas shows consistent with the balance of the Bakken wells in this field were observed whilst drilling the final part of the lateral.

The Everett #1-15H well is located in Township 154N, Range 99W, Section 15 in Williams County, North Dakota. The Everett #1-15H well is Samson’s sixth Bakken well in the North Stockyard Field.

EARL #1-13H (32% WORKING INTEREST)

As expected, the remaining parted tubing was extracted from the stuck point and was tripped out of the hole to the vertical part of the well bore. As the fish was moved, a marked increase in the flow rate was observed, and this flow rate of approximately 1,200 BOPD was too high to safely trip the balance of the tubing out of the well at that time. The work over crew then stood down for the holiday weekend.

Forecasted high winds in the area have curtailed operations today, but the forward strategy is to pump a well control fluid into the well and trip the fish out of the hole. Inspection of that recovery will determine the next step; if the entire bottom hole assembly is recovered, then the balance of the plugs will then be drilled out.

The Earl #1-13H well is located in Township 154N, Range 99W, Section 13 in Williams County, North Dakota.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.75 per ADS on May 31st, 2011 the company has a current market capitalization of approximately US$269 million.  Correspondingly, based on the ASX closing price of A$0.125 on May 31st, 2011, the company has a current market capitalization of A$245 million.  The options have been valued at their closing price of A$0.11 on May 31st, 2011 and translated to US$ at the current exchange of 1.07 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made herein that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.